EXHIBIT TO ITEM 77M

                                     MERGERS

At a quarterly board meeting held on September 14, 2004, the Board of Trustees of Forum Funds (the "Trust") approved an Agreement and Plan of Reorganization providing for the transfer of all assets and liabilities of Auxier Focus Fund - NAV Class shares, a series of Unified Series Trust (an Ohio business trust) in exchange for Investor Shares of Auxier Focus Fund, a series of the Trust ("the Fund"). The Agreement and Plan of Reorganization was approved by the Board of Trustees of Unified Series Trust on September 29, 2004. The reorganization of Auxier Focus Fund, a series of Unified Series Trust, into the Fund occurred on December 10, 2004.

The Agreement and Plan of Reorganization by and between Unified Series Trust and the Trust is filed herewith as Exhibit 77Q1(g).